April 19, 2005

Mail Stop 04-08

By U.S. Mail and facsimile to (708) 865-7235.

Daniel R. Kadolph
Chief Financial Officer
Midwest Banc Holdings, Inc.
501 West North Avenue
Melrose Park, Illinois 60160

Re:	Midwest Banc Holdings, Inc.
      Form 10-K filed March 11, 2005
	File No. 001-13735

Dear Mr. Kadolph:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004:

Item 9A.  Controls and Procedures - page 55

1. We note your statement that the chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective "except for financial reporting controls established to monitor the measurement of floating rate perpetual preferred equity securities, classified as available-for-sale, for purposes of determining if any such securities are other-than-temporarily impaired." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matter, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matter. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective.
You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Financial Statements

Note 3 - Securities - page F-14

2. We note that you attribute unrealized losses on securities within the 12 months or more category to obligations of U.S. government agencies and mortgage-backed securities and that they are primarily related to securities issued by FNMA and FHLMC. If you have presented securities issued by a government sponsored entity in the obligations of U.S. government agencies line item, please revise to separately disclose such securities as they are not backed by the U.S. government. Also, revise to specifically identify the nature the obligations of U.S. government agencies with unrealized losses and describe in more detail why the impairments are not other then temporary.

Note 19 - Off-Balance-Sheet Risk and Concentrations of Credit Risk
-
page F-28

3. We note that as of December 31, 2004 you had $146.3 million of commitments to extend credit, $27.4 million of which were fixed rate loan commitments. Supplementally tell us how you considered whether any of these commitments to extend credit were derivative instruments based on the guidance in SFAS 133, as amended by SFAS 149.

Exhibits 31.1 and 31.2

4. Please revise both your Certification of Principal Financial Officer and Certification of Principal Executive Officer to amend paragraph 4 as follows: "... and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
15(f))....".  Refer to Item 601 of Regulation S-K.

* * * * *

      As appropriate, please amend your Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or me at (202) 942-1782 if you have questions.

Sincerely,



Paul Cline
Senior Accountant

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Mr. Daniel R. Kadolph
Midwest Banc Holdings, Inc.
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